SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Transocean Ltd.

(Name of Issuer)

Shares, par value CHF 0.10 per share

(Title of Class of Securities)

H8817H100

(CUSIP Number)

November 14, 2022

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H8817H100
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 36,074,116
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 36,130,816
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,130,816
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%[1]
12.	Type of Reporting Person (See Instructions) IA, PN

1 On November 14, 2022, D. E. Shaw & Co., L.P. and David E. Shaw (collectively, the “Reporting Persons”) became the beneficial owners of more than 5% of the class of securities. On November 15, 2022, the Reporting Persons ceased to be beneficial owners of more than 5% of the class of securities. On November 16, 2022, the Reporting Persons again became beneficial owners of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of November 16, 2022.

CUSIP No. H8817H100
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 36,074,116
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 36,130,816
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,130,816
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%[1]
12.	Type of Reporting Person (See Instructions) IN

1 On November 14, 2022, D. E. Shaw & Co., L.P. and David E. Shaw (collectively, the “Reporting Persons”) became the beneficial owners of more than 5% of the class of securities. On November 15, 2022, the Reporting Persons ceased to be beneficial owners of more than 5% of the class of securities. On November 16, 2022, the Reporting Persons again became beneficial owners of more than 5% of the class of securities. The beneficial ownership information provided in this document is current as of November 16, 2022.

Item 1.
(a)	Name of Issuer
Transocean Ltd.

(b)	Address of Issuer's Principal Executive Offices
Turmstrasse 30 CH-6312 Steinhausen Switzerland

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware. David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Shares, par value CHF 0.10 per share

(e)	CUSIP Number
H8817H100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4.	Ownership

As of November 16, 2022:

(a)	Amount beneficially owned:
D. E. Shaw & Co., L.P.:

36,130,816 shares

This is composed of (i) 17,727,294 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 12,026,758 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 6,228,933 shares under the management of D. E. Shaw Investment Management, L.L.C., and (iv) 147,831 shares in the name of D. E. Shaw Composite Portfolios, L.L.C.

David E. Shaw

36,130,816 shares

This is composed of (i) 17,727,294 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 12,026,758 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iii) 6,228,933 shares under the management of D. E. Shaw Investment Management, L.L.C., and (iv) 147,831 shares in the name of D. E. Shaw Composite Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw & Co., L.P.:	5.0%
David E. Shaw:	5.0%

(c)	Number of shares to which the person has:
(i)	Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:

D. E. Shaw & Co., L.P.:	36,074,116 shares
David E. Shaw:	36,074,116 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.P.:	36,130,816 shares
David E. Shaw:	36,130,816 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 36,074,116 shares, and the shared power to dispose or direct the disposition of 36,130,816 shares, the 36,130,816 shares as described above constituting 5.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 36,130,816 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable
Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.P. and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. A Power of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, is attached hereto.

Dated: November 25, 2022

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw